Heskett & Heskett
Attorneys At Law
John Heskett	2401 Nowata Place, Suite A	Telephone (918) 336-1773
	Bartlesville, Oklahoma 74003	Facsimile (918) 336-3152
.......................................................		Email: info@hesklaw.com
Jack Heskett (1932 - 2005)
Bill Heskett (1933 - 1993)

May 10, 2017

Maryse Mills-Apenteng

Special Counsel

United States Securities

and Exchange Commission

Re:	BorrowMoney.com, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 11, 2017
File No. 333-208854

Dear Ms. Mills-Apenteng:

I am counsel for BorrowMoney.com, Inc. and am in receipt of your letter dated April 25, 2017, regarding the referenced filings. The Company’s responses to your questions are as follows:

Description of Business

Real Estate Services, page 35

1.       Please disclose the material terms of the relationships you have with the “approximately 700 real estate brokerage or agents” including whether, and under what conditions, you are able to generate revenue from these arrangements.

Response: We have revised the following paragraph to read as follows:

We intend to refer consumers from our exchange or various third party sites to participants in our network of real estate agents located in most states. As of February 28, 2017, we had relationships with approximately 700 real estate brokerages or agents to support referrals supplied by us. These relationships involved real estate brokerages or agents testing their personal profiles with our website. Currently, nearly all of these real estate brokerages or agents that have submitted profiles are on a trial basis and are not being changed. Several have elected to pay the annual membership fee currently established at $150.00. If the real estate brokerage or agent elected to become a member by paying the annual membership fee, they will receive real estate sales and testing services without additional charge. For non-members, we offer nationwide real estate sales and rental listing services at a current monthly charge of $25 per listing, along with quarterly or annual listing service packages.

Financials

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Basis of presentation, page 44

2.       We are unable to locate the correction in response to prior comment 8. In this regard, you disclose that you changed your fiscal year to August 31 in conjunction with the April 2015 merger. However, Section 7.1 of the Bylaws included as Exhibit 3.6 indicates that your fiscal year end is the last day of December. Please explain or revise to include audited financial statements for the fiscal years ended December 31, 2015 and 2016 pursuant to Rule 8-08 of Regulation S-X.

Response: We apologize for the confusion in not replacing the Bylaws as an Exhibit to the S1-A(2) with the Amended Bylaws. We have attached the Amended Bylaws as Exhibit 3.6, which reflect that the fiscal year end is the last day of August.

Transactions with Related Persons, Promoters and Certain Control Persons, page 54

3.       Please provide the disclosure required by Item 404(d) of Regulation S-K for the $4,000 loan from a related part described in Note 6 to the financial statements and file this agreement as an exhibit to your registration statement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. To extent this agreement is oral, please file a written description of the oral contract as an exhibit. For guidance, refer to Question 146.04 of our Regulations S-K Compliance and Disclosure Interpretations, available on our website.

Response: We have attached a copy of the Demand Note as EX-10.3. Further, the information in Note 6 now conforms with that information provided in Transactions with Related Persons, Promoters and Certain Control Persons.

Signatures, page 66

4.       We are unable to locate disclosure responsive to prior comment 10 and reissue the comment. Please revise to identify your controller or principal accounting officer as well as your principal financial officer or the persons performing those roles. Refer to the signatures section of Form S-1.

Response: We have revised the signature pages as follows, to wit:

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, in the City of Brooklyn, State of New York on May 11, 2017.

By:	/s/ ALDO PISCITELLO
ALDO PISCITELLO
President, Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, Secretary, Treasurer, and Chairman of Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this registrant statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ ALDO PISCITELLO
ALDO PISCITELLO
President, Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, Secretary, Treasurer, and Chairman of Board of Directors

By:	/s/ ROSARIO ALLEN MOSCHITTO
ROSARIO ALLEN MOSCHITTO
Director

By:	/s/ FRANK A. MICALI
FRANK A. MICALI
Director

Finally, as requested, the Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The foregoing information is deemed to be Company’s complete response to your inquiries of April 25, 2017. In the event you require additional information or have additional questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ John Heskett
John Heskett

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